SECURITIES AND EXCHANGE COMMISSION

06004382

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 26089

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JonesTrading Institutional Services, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32133 W. Lindero Canyon Rd., Ste. 208
(No. and Street)

Westlake Village	CA	91361-4268
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl Hammond 818-991-5500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Stephens Wurth Frazer and Torbet, LLP
(Name – *if individual, state last, first, middle name*)

1199 S. Fairway Dr.	Walnut	CA	91789
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 8 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Carl R. Hammond, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JonesTrading Institutional Services, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA L. MILLER
Commission # 1616149
Notary Public - California
Los Angeles County
My Comm. Expires Nov 23, 2009

Signature

Managing Director / CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

JonesTrading Institutional Services LLC, its Subsidiaries and Affiliates

Consolidated Statement of Financial Condition and Independent Auditors' Report

December 31, 2005

MOORE STEPHENS WURTH FRAZER AND TORBET, LLP
Certified Public Accountants and Consultants

1199 South Fairway Drive, 2nd Floor
Walnut, California 91789
PO Box 3949
City of Industry, California 91744
(909) 594-2713 Fax (909) 594-2357
www.mswft.com

INDEPENDENT AUDITORS' REPORT

To the Executive Board of Directors
JonesTrading Institutional Services LLC,
its Subsidiaries and Affiliates
Westlake Village, California

We have audited the accompanying consolidated statement of financial condition of JonesTrading Institutional Services LLC, its Subsidiaries and Affiliates (the Company) as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the consolidated financial position of JonesTrading Institutional Services LLC, its Subsidiaries and Affiliates at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Moore Stephens Wurth Frazer and Torbet, LLP

February 3, 2006
Walnut, California

JONESTRADING INSTITUTIONAL SERVICES LLC,
ITS SUBSIDIARIES AND AFFILIATES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CURRENT ASSETS:		
Cash	$	3,302,158
Cash equivalents		11,984,075
Cash and cash equivalents		15,286,233
Commissions and other receivables		282,957
Prepaid and refundable income taxes		1,124,080
Prepaid expenses		109,035
Total current assets		16,802,305
OTHER ASSETS:		
Investments		321,645
Leasehold improvements and equipment, net		4,746,864
Stock exchange membership		12,000
Total other assets		5,080,509
TOTAL ASSETS	$	21,882,814

LIABILITIES AND OWNERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable, trade	$	1,331,366
Accrued commissions payable		5,155,646
Owners' distributions payable		3,948,985
Income taxes payable		493,327
Total current liabilities		10,929,324
OWNERS' EQUITY		
Jones & Associates, Inc. common stock, authorized 25,000,000 shares without par value, 23,525,000 shares issued and outstanding		13,378,801
JonesTrading Institutional Services LLC, membership units, authorized 30,000,000, 23,872,000 units issued and outstanding		2,467,170
Notes receivable due from owners		(8,216,935)
Retained earnings		3,324,454
Total owners' equity		10,953,490
TOTAL LIABILITIES AND OWNERS' EQUITY	$	21,882,814

The accompanying notes are an integral part of this consolidated statement.

Note 1 - Summary of significant accounting policies

Nature of business

JonesTrading Institutional Services LLC, is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is engaged in providing services as an institutional broker-dealer to its customers throughout the United States of America, Canada and the United Kingdom. The Company maintains its corporate office in Westlake Village, California and branch offices in Northern California, Illinois, Colorado, Connecticut, Florida, Georgia, Massachusetts, New Hampshire, New York, Texas and a wholly owned subsidiary in London, England.

On January 1, 2004, Jones & Associates, Inc. transferred all of its assets, liabilities and operations to JonesTrading Institutional Services LLC its wholly owned limited liability company in exchange for 23,872,000 units or 100% of the outstanding units of the LLC.

Cash and cash equivalents

For purposes of the statement of cash flows, cash and cash equivalents consist primarily of cash on deposit, money market accounts, and investment grade commercial paper, all of which have maturities of three months or less. Cash equivalents are stated at cost plus accrued interest, which approximates market value. The maximum amount placed in any one financial institution is limited in order to reduce risk. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The Company places its temporary cash investments with high quality financial institutions and limits the amount of credit exposure to any one institution. At December 31, 2005, the Company had approximately $16,580,000 in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

Principles of consolidation

The consolidated financial statements include the accounts of Jones & Associates, Inc. (an S-corporation) JonesTrading Institutional Services LLC (a limited liability company) and its wholly owned subsidiary JonesTrading International Limited and all significant intercompany transactions and accounts have been eliminated.

Property and equipment

Property and equipment is recorded at cost. Depreciation and amortization is computed by the straight-line method based upon the estimated useful lives of the various classes of assets, furniture and equipment 5-7 years, data processing equipment 5 years, and leasehold improvements 39 years.

Note 1 - Summary of significant accounting policies, (continued)

Property and equipment, continued

The related cost and accumulated depreciation of assets retired or otherwise disposed of are removed from the accounts and the resultant gain or loss is reflected in earnings. Maintenance and repairs are expensed currently; major renewals and betterments are capitalized.

Income taxes

Jones & Associates, Inc. has for federal income tax purposes elected to be taxed as an S corporation under provisions of the Internal Revenue Code, which require that the income or loss of the corporation be reported on the individual income tax return of the shareholders. For state income tax purposes Jones & Associates, Inc. also elected to be taxed as an S corporation under provisions of the California Tax Code which require that the income or loss of the corporation be partially passed through to the shareholders, while income is taxed at a reduced rate at the corporate level.

JonesTrading Institutional Services LLC conducts business in the following states: California, Illinois, Colorado, Connecticut, Florida, Georgia, Massachusetts, New Hampshire, New York and Texas. Most of these states have an annual partnership filing requirement, and some impose an annual limited liability company fee. These amounts have been provided for in the provision for income taxes in the accompanying financial statements. Total provision for income taxes for the year ended December 31, 2005 amounted to $3,361,454 of which approximately $1,900,000 is related to operations for the year ended December 31, 2004.

Financial instruments

Statement of Financial Accounting Standards No. 107 (SFAS 107), "Disclosures About Fair Value of Financial Instruments" requires disclosure of the fair value of financial instruments held by the Company. SFAS 107 defines the fair value of financial instruments as the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amount of receivables, accounts payable, and accrued liabilities included on the accompanying balance sheet approximate their fair value due to their short-term nature.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 – Net capital requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), and has elected the basic method allowed by the Rule. This requires the Company to maintain a net capital equal to the greater of $100,000 or 6 2/3 percent of the aggregate indebtedness. At December 31, 2005, the Company's net capital was $5,190,430 which was $4,461,809 in excess of this requirement.

Note 3 – Fully disclosed clearing agreement

During 2005, the Company cleared all customer transactions through its Fully Disclosed Agreements with Neuberger Berman, LLC, a New York Stock Exchange member firm, therefore, is exempt from Rule 15c3-3 of the Securities and Exchange Act of 1934. At December 31, 2005, the receivable for commissions for settled transactions amounted to $241,488.

Note 4 – Leasehold improvements and equipment, net

Leasehold improvements and equipment consisted of the following at December 31, 2005:

		AMOUNT
Furniture and equipment	$	2,222,250
Data processing equipment		1,897,865
Leasehold improvements		2,888,447
Total		7,008,562
Less: accumulated depreciation		(2,261,698)
Leasehold Improvements and equipment, net	$	4,746,864

Depreciation expense for the year ended December 31, 2005, amounted to $587,663.

Note 5 – Notes receivable

Notes receivable represent loans from the Company to employees to purchase stock and LLC units. At December 31, 2005 notes receivable amounted to $8,216,935, and is reported as a reduction of stockholders' equity. The notes are full recourse promissory notes bearing interest at 4.0% and are collateralized by the stock and units being purchased. Principal and Interest is paid through owners' distributions of income on a quarterly basis.

Interest income earned on these notes for the year ending December 31, 2005 amounted to $342,026.

Note 6 – Retirement benefit plan

The Company provides a 401-K deferred compensation retirement plan to both hourly and salaried employees. For the year ended December 31, 2005, the Company contributed 4% of salaries for all non-highly compensated employees to the plan. The percentage rate is variable and is determined by the Company on an annual basis. Employees are eligible to participate in the plans after one year of employment. The cost for both plans was amounted to $1,354,355 for the year ending December 31, 2005

Note 7 – Leases

The Company leases office space and equipment under noncancelable operating lease agreements which expire on various dares through 2013. At December 31, 2005, the future minimum obligations under these agreements were as follows:

YEAR ENDING DECEMBER 31	AMOUNT
2006	$ 1,482,714
2007	1,454,703
2008	983,847
2009	662,233
2010	296,426
Thereafter	418,441

Certain leases contain renewal options and escalation clauses. Rent expense for the year ended December 31, 2005 amounted to $1,505,252.

Note 8 – Contingencies

Subsequent to December 31, 2005, A court appointed Receiver for the Wood River Entities believes that the Company may have received preferential transfers as defined under the United States Bankruptcy Code. The Company received payments from Wood River Capital Management totaling approximately $4,565,000 as payment for losses incurred from Wood River failing to settle transactions placed with the Company. If the Wood River entities file for bankruptcy the Company intends to vigorously defend its position. The ultimate outcome of this claim cannot presently be determined. Accordingly, adjustments, if any that might result from the resolution of this matter have not been reflected in the financial statements.

Note 9 – Investments

During 2000, the Company bought 9,000 common stock shares and 1,500 warrants of NASDAQ Stock Market, Inc. for $137,100. As of December 31, 2005, the investment in NASDAQ represents less than one-percent interest and therefore the Company does not have significant control over the operation of the company. It was management's intent to hold the NASDAQ investment on a long-term basis.

Note 9 – Investments, (continued)

In accordance with the provisions of Statements of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities", these securities are classified as available for sale and are carried at fair value of $321,645 as of December 31, 2005.

During January 2006, the Company sold its investment in NASDAQ stock for $353,203.

Note 10 – Advertising

The Company expenses advertising costs as incurred. As of December 31, 2005, advertising costs were $753,623 and included mainly trade magazine advertising and promotional items that are not considered direct response and therefore, do not require capitalization.

Note 11 – Owners' equity

The Company's equity consists of Jones & Associates, Inc. (S-corporation) common stock no par value of which there are 25,000,000 shares authorized and 23,525,000 shares issued and outstanding at December 31, 2005. The Company's equity also consists of its subsidiary JonesTrading Institutional Services LLC of which there are 30,000,000 LLC units authorized of which 23,872,000 are outstanding at December 31, 2005. Jones & Associates, Inc. own 23,525,000 units in JonesTrading Institutional Services LLC and 347,000 units are owned by employees of JonesTrading Institutional Services LLC.

Note 12 – Off-balance-sheet risk and concentrations of credit risk

In the normal course of business the Company enters into various equity transactions as principal or agent. The execution and settlement of these transactions can result in off-balance-sheet risk or concentrations of credit risk.

The Company records client securities transactions on a settlement-date basis. The Company is exposed to off-balance-sheet risk of loss on unsettled transactions in the event clients and other counterparties are unable to fulfill contractual obligations.